[HECLA LOGO]                                                          Exhibit 13

                       HECLA REPORTS FIRST QUARTER RESULTS
                       For the Period Ended March 31, 1996
                           For release: April 30, 1996

      COEUR D'ALENE, Idaho -- Hecla Mining Company (HL & HL-B:NYSE) today reported a net loss of $537,000, or 1 cent per common share, for the first quarter of 1996, on revenue of $43.6 million. The results include $2 million in quarterly dividend payments to holders of preferred stock. This compares to a net loss of $4.5 million, or 9 cents per common share for the first quarter of 1995, on revenue of $37.2 million. Prior to payment of the preferred dividend, the company realized income of $1.5 million in the first quarter of 1996, compared to a loss of $2.5 million during the same period in 1995.

      Improved results over the same quarter last year are due primarily to increased production from the La Choya gold mine, which nearly doubled its output, and better performance from the Grouse Creek gold mine, which was in start-up mode during the first quarter of 1995. A higher gold price also contributed to improved results, averaging $400 per ounce during the first quarter of 1996, compared to $379 an ounce for the first quarter of 1995. Arthur Brown, Hecla's chairman, president and chief executive officer, said, "I'm pleased to see improved performance from our operations in the first quarter, particularly with regard to our precious metals operations."

PRODUCTION

      Silver production improved to 536,000 ounces during the first quarter of 1996 at an average cash cost of $4.66 per ounce. Gold production was also up from 39,000 ounces during the first quarter of 1995 to over 47,000 ounces in the first quarter of 1996. The average cash cost per ounce of gold during this year's first quarter was $260, a 17% reduction from last year's first quarter costs. The company shipped 255,038 tons of industrial minerals in the first quarter, compared to 242,768 tons shipped in the same period of 1995.

LUCKY FRIDAY EXPANSION PROJECT

      At the beginning of April, Hecla reported that initial results from new drilling into the Lucky Friday expansion areas confirmed the existence of a large new silver deposit adjacent to the underground workings of the mine. The Lucky Friday silver mine is located near Mullan, Idaho, and produced 1.7 million ounces of silver in 1995. The currently identified resource in the new deposit is estimated to contain nearly 50 million ounces of silver. An exploration program which will include approximately 20,000 feet of diamond drilling is under way to further delineate the deposit. Brown said, "I'm delighted about the latest exploration results at the Lucky Friday mine. Expansion of our silver reserves is a key part of our plan to increase Hecla's silver production to eight million ounces or more annually."

GREENS CREEK

      Redevelopment of the Greens Creek silver/gold/zinc/lead mine on Admiralty Island near Juneau, Alaska, is ahead of the original schedule, which called for start-up in January 1997. Hecla owns a


    Contact Bill Booth, vice president-investor and public affairs, or Vicki
                   Veltkamp, manager-corporate communications
       6500 Mineral Drive * Coeur d'Alene, Idaho 83814-8788 * 208/769-4100
                               * FAX 208/769-4159

HECLA REPORTS FIRST QUARTER RESULTS                                       Page 2

29.7% interest in the mine in a joint venture with Kennecott Greens Creek Mining Company. The mine closed in 1993 due to low metals prices, but the discovery of a new, higher-grade deposit will put the mine back to work producing silver at a cash cost of under $3.00 per ounce. Current efforts include test mining in the ore zones and upgrading the processing facilities. Hecla expects to see Greens Creek contribute 3 million ounces of silver as the company's share of annual production in 1997.

      On April 1, 1996, final approval was received for a land exchange with the U.S. Forest Service granting subsurface mining rights to a large area surrounding the Greens Creek patented claims. The exchange will increase the acreage surrounding the mine available for exploration from 340 acres to 7,500 acres containing several significant mineral exploration targets.

GROUSE CREEK

      Hecla recently announced that mining is expected to continue at the Grouse Creek gold mine in central Idaho for at least one more year while the Sunbeam deposit is mined out. Based on improved ore grades and a recalculation of ore reserves in the Sunbeam pit, additional ore tonnage has been added to the mine plan. However, an approximate two-month shutdown of milling operations and a one-month shutdown of mining operations at Grouse Creek will be necessary in order to enlarge the tailings impoundment, which will reach capacity earlier than expected due to extremely heavy snowfall and spring runoff. After resumption of operations, the mine is expected to operate through the first quarter of 1997.

      The property also consists of the adjacent Grouse deposit. Hecla is continuing its evaluation of that deposit to determine whether it is economically viable to mine the Grouse deposit after mining in the Sunbeam pit is completed. A determination as to whether to develop the Grouse deposit is expected later this year.

      Operations at Grouse Creek during the first quarter produced over 18,000 ounces of gold for Hecla's account, at a cash cost of $296 per ounce. Hecla holds an 80% interest in the property in a joint venture with Great Lakes Minerals Inc.

OTHER METALS OPERATIONS

      Hecla's La Choya gold mine in Sonora, Mexico, continued to perform well during the first quarter. The mine produced more than 21,000 ounces of gold at a cash cost of $175 per ounce, nearly doubling the ounces produced during the first quarter of last year.

      The American Girl gold mine in southern California turned in a disappointing performance in the first quarter, with cash costs at approximately $431 per ounce. Hecla holds a 47% interest in the mine through a joint venture with MK Gold, the operator of the property. First quarter results from the Oro Cruz ore body, which is now being mined, have been unsatisfactory. A technical team consisting of experts from both companies has been formed to address the problems at the property.

INDUSTRIAL MINERALS

      Operating income for Hecla's industrial minerals divisions increased slightly from the same quarter a year ago, primarily because of outstanding performance by the kaolin and feldspar operations. Last year, Hecla acquired the Langley, South Carolina, kaolin mine and processing plant, resulting in

    Contact Bill Booth, vice president-investor and public affairs, or Vicki
                   Veltkamp, manager-corporate communications
      6500 Mineral Drive * Coeur d'Alene, Idaho 83814-8788 * 208/769-4100
                               * FAX 208/769-4159

HECLA REPORTS FIRST QUARTER RESULTS                                       Page 3

increased sales  and income from  kaolin.   Higher net income  from feldspar and
kaolin was offset by sluggish ball clay sales in the first quarter.

EXPLORATION

      Hecla has signed a letter of intent with Dakota Mining Corporation to combine their interests in the Stibnite/Yellow Pine area in north-central Idaho. Hecla's interest consists of a currently identified sulfide gold deposit containing approximately 1.8 million ounces of contained gold. Dakota's property provides additional exploration potential and the level ground necessary for building a processing plant and the associated infrastructure needed to support a mining plan. The gold mineralization is sulfide in nature, which requires a different type of processing than does oxide gold mineralization. Hecla believes there is significant potential in this district for additional gold reserves to be discovered. The unitization of Hecla's property at Yellow Pine with Dakota's is an important first step toward making the resource more attractive for potential development, possibly by a third party with appropriate expertise at processing sulfide material.

ENVIRONMENTAL

      In April, Hecla was named a defendant in a lawsuit brought by the federal government against several mining companies for alleged federal natural resource damages caused by historic mining practices in North Idaho. Hecla and other mining companies in the area have been working on cleanup programs for several years, cooperating with both federal and State of Idaho agencies. Based upon available information, Hecla does not believe the federal claims are supportable, nor does it believe that the ultimate outcome of the litigation will have a material adverse effect on the results of operating and financial conditions of the company. However, the company believes the lawsuit will have a counterproductive impact on cleanup efforts already under way.

      The State of Idaho and Hecla Mining Company have recently entered into an agreement designed to provide additional funding of ongoing cleanup initiatives in northern Idaho's Coeur d'Alene Basin, while putting on hold any state litigation against Hecla for any Basin-related state natural resource damages. The agreement is intended to put additional money and manpower into the Basin cleanup, rather than litigation. The State and Hecla will continue to seek a negotiated agreement on a final resolution of the State's claims against Hecla.

      Hecla Mining Company, headquartered in Coeur d'Alene, Idaho, is one of the United States' best-known silver producers. The company also produces gold and is a major supplier of ball clay, kaolin and other industrial minerals. Hecla's operations are principally in the U.S. and Mexico.

                                      -HL-

     Hecla Mining Company news releases can be accessed on the Internet at:
                           http://www.hecla-mining.com
          You can also request a free fax of this entire news release from BusinessWire NewsOnDemand at 800-344-7826

Contact Bill Booth, vice president-investor and public affairs, or Vicki
                   Veltkamp, manager-corporate communications
       6500 Mineral Drive * Coeur d'Alene, Idaho 83814-8788 * 208/769-4100
                               * FAX 208/769-4159

                              HECLA MINING COMPANY
          (dollars in thousands, except per-share amounts - unaudited)

                                                     First Quarter Ended
                                               -------------------------------
HIGHLIGHTS                                     Mar. 31, 1996     Mar. 31, 1995
- ------------------------------------------------------------------------------
FINANCIAL DATA
- ------------------------------------------------------------------------------
Total revenue                                      $  43,641        $ 37,153
Gross profit (loss)                                    3,935            (162)
Net income (loss)                                      1,475          (2,464)
Loss applicable to common shareholders                  (537)         (4,476)
Loss per common share                                  (0.01)          (0.09)
Cash flow used by operating activities                  (365)           (935)
- ------------------------------------------------------------------------------
SALE OF PRODUCTS BY SEGMENT
- ------------------------------------------------------------------------------
Gold operations                                    $  19,015        $ 14,971
Silver operations                                      4,476           2,427
Industrial minerals                                   19,456          17,402
Specialty metals                                         - -             910
                                                   ---------        --------
  Total sales                                      $  42,947        $ 35,710
- ------------------------------------------------------------------------------
GROSS PROFIT (LOSS) BY SEGMENT
- ------------------------------------------------------------------------------
Gold operations                                    $   2,189        $ (1,609)
Silver operations                                        108            (161)
Industrial minerals                                    1,638           1,604
Specialty metals                                         - -               4
                                                   ---------        --------
  Total gross profit (loss)                        $   3,935        $   (162)
- ------------------------------------------------------------------------------
PRODUCTION SUMMARY - TOTALS
- ------------------------------------------------------------------------------
Gold - Ounces                                         47,272          38,984
Silver - Ounces                                      536,000         459,395
Lead  - Tons                                           5,577           3,649
Zinc  - Tons                                           1,006             585
Industrial minerals - Tons shipped                   255,038         242,768
Average cost per ounce of gold produced:
  Cash cost ($/oz.)                                      260             312
  Full cost ($/oz.)                                      353             416
Average cost per ounce of silver produced:
  Cash cost ($/oz.)                                     4.66            4.74
  Full cost ($/oz.)                                     5.89            6.00
- ------------------------------------------------------------------------------
AVERAGE METAL PRICES
- ------------------------------------------------------------------------------
Gold - Realized ($/oz.)                                  401             385
Gold - London Final ($/oz.)                              400             379
Silver - Handy & Harman ($/oz.)                         5.54            4.70
Lead - LME Cash (cents/pound)                           34.7            27.7
Zinc - LME Cash (cents/pound)                           47.2            48.5

    Contact Bill Booth, vice president-investor and public affairs, or Vicki
                   Veltkamp, manager-corporate communications
       6500 Mineral Drive * Coeur d'Alene, Idaho 83814-8788 * 208/769-4100
                               * FAX 208/769-4159

                              HECLA MINING COMPANY
                           Consolidated Balance Sheets
                       (dollars in thousands - unaudited)

                                               -------------------------------
                                               Mar. 31, 1996     Dec. 31, 1995
- ------------------------------------------------------------------------------
ASSETS
- ------------------------------------------------------------------------------
Current assets:
  Cash and cash equivalents                        $   5,018       $   4,024
  Accounts and notes receivable                       34,698          25,571
  Income tax refund receivable                           762             737
  Inventories                                         21,304          20,915
  Other current assets                                 2,462           2,038
                                                   ---------       ---------
    Total current assets                              64,244          53,285
Investments                                            2,260           2,200
Restricted investments                                16,358          16,254
Properties, plants and equipment, net                179,474         177,374
Other noncurrent assets                                9,537           9,077
                                                   ---------       ---------
  Total assets                                     $ 271,873       $ 258,190
                                                   =========       =========
- ------------------------------------------------------------------------------
LIABILITIES
- ------------------------------------------------------------------------------
Current liabilities:
  Accounts payable and accrued expenses            $  15,677       $  14,145
  Accrued payroll and related benefits                 2,566           3,217
  Preferred stock dividends payable                    2,012           2,012
  Accrued taxes                                        1,303           1,042
  Accrued reclamation costs                            5,549           5,549
                                                   ---------       ---------
    Total current liabilities                         27,107          25,965
Deferred income taxes                                    359             359
Long-term debt                                        25,699          36,104
Accrued reclamation costs                             27,821          26,782
Other noncurrent liabilities                           5,221           4,864
                                                   ---------       ---------
  Total liabilities                                   86,207          94,074
                                                   ---------       ---------
- ------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
- ------------------------------------------------------------------------------
Preferred stock                                          575             575
Common stock                                          12,798          12,079
Capital surplus                                      351,606         330,352
Accumulated deficit                                 (173,743)       (173,206)
Net unrealized gain on investments                       214             100
Foreign currency translation adjustment               (4,898)         (4,898)
Treasury stock                                          (886)           (886)
                                                   ---------       ---------
  Total shareholders' equity                         185,666         164,116
                                                   ---------       ---------
  Total liability and shareholders' equity         $ 271,873       $ 258,190
                                                   =========       =========

Common shares outstanding at end of period            51,130          48,255
                                                   =========       =========

    Contact Bill Booth, vice president-investor and public affairs, or Vicki
                   Veltkamp, manager-corporate communications
      6500 Mineral Drive * Coeur d'Alene, Idaho 83814-8788 * 208/769-4100
                               * FAX 208/769-4159

                              HECLA MINING COMPANY
                      Consolidated Statements of Operations
     (dollars and shares in thousands, except per-share amounts - unaudited)

                                                       First Quarter Ended
                                               --------------------------------
                                               Mar. 31, 1996      Mar. 31, 1995
                                               -------------      -------------
Sales of products                                 $  42,947         $  35,710
                                                  ---------         ---------

Cost of sales and other direct production costs      33,553            30,230
Depreciation, depletion and amortization              5,459             5,642
                                                  ---------         ---------
                                                     39,012            35,872
                                                  ---------         ---------

Gross profit (loss)                                   3,935              (162)
                                                  ---------         ---------

Other operating expenses:
  General and administrative                          2,271             2,330
  Exploration                                           803             1,043
  Depreciation and amortization                          89                83
  Provision for closed operations and
    environmental matters                              (183)               56
                                                  ---------         ---------
                                                      2,980             3,512
                                                  ---------         ---------

Income (loss) from operations                           955            (3,674)
                                                  ---------         ---------

Other income (expense):
  Interest and other income                             694             1,443
  Foreign exchange loss                                 (14)             (197)
  Gain on investments                                    20               121
  Interest expense:
    Total interest cost                                (621)             (165)
    Less amount capitalized                             477                58
                                                  ---------         ---------
                                                        556             1,260
                                                  ---------         ---------

Income (loss) before income taxes                     1,511            (2,414)
Income tax provision                                    (36)              (50)
                                                  ---------         ---------

Net income (loss)                                     1,475            (2,464)
Preferred stock dividends                            (2,012)           (2,012)
                                                  ---------         ---------

Loss applicable to common shareholders            $    (537)        $  (4,476)
                                                  =========         =========

Loss per common share                             $   (0.01)        $   (0.09)
                                                  =========         =========

Weighted average number of common
  shares outstanding                                 51,130            48,107
                                                  =========         =========

    Contact Bill Booth, vice president-investor and public affairs, or Vicki
                   Veltkamp, manager-corporate communications
       6500 Mineral Drive * Coeur d'Alene, Idaho 83814-8788 * 208/769-4100
                               * FAX 208/769-4159

                              HECLA MINING COMPANY
                      Consolidated Statements of Cash Flows
                       (dollars in thousands - unaudited)

                                                        First Quarter Ended
                                                  ------------------------------
                                                  Mar. 31, 1996    Mar. 31, 1995
- --------------------------------------------------------------------------------
OPERATING ACTIVITIES
- --------------------------------------------------------------------------------
Net income (loss)                                     $  1,475        $ (2,464)
Noncash elements included in net income (loss):
  Depreciation, depletion and amortization               5,548           5,725
  Loss (gain) on disposition of properties,
    plants and equipment                                    59            (265)
  Gain on investments                                      (20)           (121)
  Provision for reclamation and closure costs            1,199             220
Change in:
  Accounts and notes receivable                         (9,127)         (5,029)
  Income tax refund receivable                             (25)             (2)
  Inventories                                             (389)           (185)
  Other current assets                                    (424)            (95)
  Accounts payable and accrued expenses                  1,532          (1,294)
  Accrued payroll and related benefits                    (651)           (630)
  Accrued taxes                                            261             528
  Accrued reclamation and other noncurrent
    liabilities                                            197           2,677
                                                      --------        --------
Net cash used by operating activities                     (365)           (935)
                                                      --------        --------
- --------------------------------------------------------------------------------
INVESTING ACTIVITIES
- --------------------------------------------------------------------------------
  Additions to properties, plants and equipment         (7,739)         (6,961)
  Proceeds from disposition of properties, plants
    and equipment                                           74             314
  Proceeds from the sales of investments                    20             126
  Increase in restricted investments                      (104)            (48)
  Purchase of investments and increase in cash
    surrender value of life insurance                     (146)           (195)
  Other, net                                              (502)           (835)
                                                      --------        --------
Net cash used by investing activities                   (8,397)         (7,599)
                                                      --------        --------
- --------------------------------------------------------------------------------
FINANCING ACTIVITIES
- --------------------------------------------------------------------------------
  Proceeds from exercise of stock warrants                 - -           1,208
  Issuance of common stock, net of offering costs       21,973             - -
  Dividends on preferred stock                          (2,012)         (2,012)
  Borrowings against cash surrender value
    of life insurance                                      200             - -
  Borrowing on long-term debt                           11,500          11,000


  Repayment on long-term debt                          (21,905)         (3,884)
                                                      --------        --------
Net cash provided by financing activities                9,756           6,312
                                                      --------        --------

Net increase (decrease) in cash and cash equivalents       994          (2,222)
Cash and cash equivalents at beginning of period         4,024           7,278
                                                      --------        --------

Cash and cash equivalents at end of period            $  5,018        $  5,056
                                                      ========        ========

    Contact Bill Booth, vice president-investor and public affairs, or Vicki
                   Veltkamp, manager-corporate communications
       6500 Mineral Drive * Coeur d'Alene, Idaho 83814-8788 * 208/769-4100
                               * FAX 208/769-4159

                              HECLA MINING COMPANY
                                 Production Data

                                                      First Quarter Ended
                                                ------------------------------
                                                Mar. 31, 1996    Mar. 31, 1995
- ------------------------------------------------------------------------------
LA CHOYA UNIT
- ------------------------------------------------------------------------------
Tons of ore mined                                  1,043,070         578,435
Ore grade mined - Gold (oz./ton)                       0.019           0.037
Gold produced (oz.)                                   21,036          11,016
Silver produced (oz.)                                  2,352           1,064
Average cost per ounce of gold produced:
  Cash cost                                             $175            $221
  Full cost                                             $287            $306
- ------------------------------------------------------------------------------
AMERICAN GIRL UNIT (Reflects Hecla's 47% share)
- ------------------------------------------------------------------------------
Tons of ore milled                                    31,629          19,873
Tons of ore to heap                                  138,963         200,266
Ore grade milled - Gold (oz./ton)                      0.121           0.187
Ore grade to heap - Gold (oz./ton)                     0.045           0.027
Gold produced (oz.)                                    6,439           5,527
Silver produced (oz.)                                  1,804           4,471
Average cost per ounce of gold produced:
  Cash cost                                             $431            $359
  Full cost                                             $509            $376
- ------------------------------------------------------------------------------
GROUSE CREEK (1) (Reflects Hecla's 80% share)
- ------------------------------------------------------------------------------
Tons of ore milled                                   440,883         246,161
Ore grade milled - Gold (oz./ton)                      0.043           0.070
Ore grade milled - Silver (oz./ton)                    0.410           0.770
Gold produced (oz.)                                   18,339          17,857
Silver produced (oz.)                                101,220         104,950
Average cost per ounce of gold produced:
  Cash cost                                             $296            $382
  Full cost                                             $376            $552
- ------------------------------------------------------------------------------
LUCKY FRIDAY UNIT
- ------------------------------------------------------------------------------
Tons of ore milled                                    42,729          32,340
Ore grade milled - Silver (oz./ton)                    10.25           10.51
Silver produced (oz.)                                428,620         333,066


Lead produced (tons)                                   5,577           3,649
Average cost per ounce of silver produced:
  Cash cost                                            $4.66           $4.74
  Full cost                                            $5.89           $6.00
- ------------------------------------------------------------------------------
OTHER
- ------------------------------------------------------------------------------
Gold produced (oz.)                                    1,458           4,584
Silver produced (oz.)                                  2,004          15,844


(1)Production  at  the  Grouse  Creek Unit  began  during  December 1994.    The
ownership percentage  of the Grouse Creek  mine has  increased to  80.13% as  of
March 31, 1996, compared to 80.00% at March 31, 1995.

    Contact Bill Booth, vice president-investor and public affairs, or Vicki
                   Veltkamp, manager-corporate communications
       6500 Mineral Drive * Coeur d'Alene, Idaho 83814-8788 * 208/769-4100
                               * FAX 208/769-4159